UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2024

The First Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Mississippi	000-22507	64-0862173
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6480 U.S. Highway 98 West, Suite A

Hattiesburg, Mississippi, 39402
(Address and Zip Code of principal executive offices)

(601) 268-8998

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock	FBMS	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On July 29, 2024 (the “Signing Date”, The First Bancshares, Inc. (NYSE: FBMS) (“FBMS” or “the Company”), and holding company for The First Bank (“The First”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Renasant Corporation (“Renasant”), a Mississippi corporation. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, FBMS will merge with and into Renasant (the “Merger”), with Renasant continuing as the surviving corporation in the Merger. Immediately following the Merger, FBMS’s wholly owned bank subsidiary, The First, will merge with and into Renasant’s wholly owned bank subsidiary, Renasant Bank (the “Bank Merger” and, together with the Merger, the “Mergers”), with Renasant Bank continuing as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of FBMS and Renasant.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of common stock, par value $1.00 per share, of FBMS (“First Common Stock”) will be converted into the right to receive 1.00 share (the “Exchange Ratio”) of common stock, par value $5.00 per share, of Renasant (“Renasant Common Stock”), with cash to be paid in lieu of any fractional shares. Each restricted stock award of FBMS (“First Restricted Stock Award”) will be converted into a corresponding restricted stock award in respect of shares of Renasant Common Stock (“New Renasant Restricted Stock Award”), with the number of shares underlying such Renasant Restricted Stock Award adjusted based on the Exchange Ratio, except that if the First Restricted Stock Award is subject to performance metrics, such performance metrics will be assumed to have been achieved at target levels. New Renasant Restricted Stock Awards will otherwise remain subject to the same terms and conditions as were applicable to the corresponding First Restricted Stock Awards immediately prior to the Merger.

Each outstanding stock option of FBMS will be canceled and converted into the right to receive a cash payment equal to the product of (a) difference (if positive) between (i) the average closing price of Renasant Common Stock for the 20 trading days ending on the tenth business day prior to closing, multiplied by the Exchange Ratio and (ii) the exercise price of such stock option, multiplied by (b) the number of shares underlying such stock option.

Corporate Governance

Pursuant to the Merger Agreement, effective as of the Effective Time, the Boards of Directors of Renasant and Renasant Bank will each be increased in size by four and six positions, respectively. The Merger Agreement further provides that the President, Chief Executive Officer and Chairman of FBMS and three independent directors of FBMS (as determined under New York Stock Exchange listing standards) will be appointed to the Board of Directors of Renasant, and that those four individuals, along with two additional independent directors of FBMS, will be appointed to the Board of Directors of Renasant Bank.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both FBMS and Renasant, and each party has agreed to customary covenants, including, among others, covenants relating to (a) the conduct of each party’s business during the interim period between the execution of the Merger Agreement and the Effective Time, (b) each party’s obligation to call a meeting of its shareholders for purposes of obtaining approval of the Merger Agreement (and, in the case of Renasant, to approve the issuance of shares of Renasant Common Stock in the Merger), and the transactions contemplated thereby and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement and the transactions contemplated thereby, and (c) non-solicitation obligations of FBMS relating to alternative acquisition proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative transaction.

Each of the parties have agreed to use its reasonable best efforts to obtain as promptly as practicable all consents required to be obtained from any governmental authority or other third party that are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Mergers). Notwithstanding such general obligation to obtain such consents of governmental authorities, except for certain circumstances, neither party is required to take any action that would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of operations of FBMS and its subsidiaries, or on Renasant and its subsidiaries, in each case, after the closing of the Merger (a “Burdensome Condition”).

Closing Conditions

The completion of the Merger is subject to customary conditions, including, among others, (a) receipt of shareholder approvals of each of FBMS and Renasant; (b) receipt of all required regulatory approvals (or waivers), including from the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Mississippi Department of Banking and Consumer Finance; (c) the absence of any law or order that would prohibit, restrict or make illegal the consummation of the Mergers; (d) the effectiveness of the registration statement, including the joint proxy statement and prospectus, relating to shareholder approval of the Merger and the issuance of Renasant Common Stock in the Merger; (e) the approval for listing on the New York Stock Exchange of the shares of Renasant Common Stock to be issued in the Merger; and (f) each party’s receipt an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party; and (ii) performance in all material respects by the other party of its obligations under the Merger Agreement.

Renasant’s obligation to consummate the Merger is also subject to customary conditions, including, among others: (a) receipt of required regulatory approvals without the imposition of a Burdensome Condition; and (b) the absence of a material adverse effect on FBMS.

Termination; Termination Fee

The Merger Agreement provides certain termination rights for both FBMS and Renasant and further provides that a termination fee of $40,000,000 will be payable by FBMS, upon termination of the Merger Agreement under certain circumstances.

Important Statement Regarding Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement (other than, in the case of certain covenants, third party beneficiaries expressly identified therein), may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between FBMS and Renasant instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (a) will not survive consummation of the Merger, unless otherwise specified therein, and (b) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding FBMS or Renasant, their respective affiliates or their respective businesses.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding FBMS, Renasant, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 to be filed by Renasant under the Securities Act that will include a Joint Proxy Statement of FBMS and Renasant and a Prospectus of Renasant, as well as in the Forms 10-K, Forms 10-Q and other filings that each of FBMS and Renasant make with the Securities and Exchange Commission (“SEC”).

Voting Agreements

In connection with entering into the Merger Agreement, each director and executive officer of FBMS and each director and certain executive officers of Renasant have entered into voting agreements with FBMS and Renasant (the “Voting Agreements”), pursuant to which each such director and executive officer has agreed, among other things, to vote his or her shares of First Common Stock or Renasant Common Stock, as applicable, in favor of the approval the Merger Agreement and the transactions contemplated thereby, and against any action or agreement that could result in a breach of any covenant, representation or warranty or other obligation of FBMS or Renasant, as applicable, under the Merger Agreement, against any alternative acquisition proposal, and against any action or agreement that could reasonably be expected to impede, interfere with, prevent, delay, postpone, discourage, frustrate the purposes of or adversely affect the transactions contemplated by the Merger Agreement. Subject to certain exceptions, each such director and executive officer has also agreed not to transfer such shares of First Common Stock or Renasant Common Stock, as applicable, prior to the Effective Time or the termination of the Merger Agreement, without the prior written consent of FBMS or Renasant, as applicable. The Voting Agreements automatically terminate upon the termination of the Merger Agreement. The directors and executive officers of FBMS that are parties to Voting Agreements own in the aggregate approximately 3.69% of the outstanding shares of First Common Stock subject to the Voting Agreements as of July 19, 2024. The executive officers of Renasant that are parties to Voting Agreements own in the aggregate approximately 1.80% of the outstanding shares of Renasant Common Stock subject to the Voting Agreements as of July 19, 2024.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the forms of Voting Agreement, which is attached as Exhibit 10.1 (as to the Voting Agreements entered into by FBMS directors and executive officers) and Exhibit 10.2 (as to the Voting Agreements entered into by certain Renasant executive officers) hereto and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On July 29, 2024, FBMS and Renasant issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

This information (including Exhibit 99.1) is being furnished under Item 7.01 hereof and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Important Additional Information

In connection with the proposed transaction, Renasant will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a joint proxy statement of Renasant and The First Bancshares, Inc. (“FBMS”) and a prospectus of Renasant (the “joint proxy statement/prospectus”), and each of Renasant and FBMS may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY Renasant AND FBMS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Renasant, FBMS AND THE PROPOSED TRANSACTION. When final, a definitive copy of the joint proxy statement/prospectus will be mailed to Renasant and FBMS shareholders. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Renasant and FBMS, free of charge from Renasant or FBMS or from the SEC’s website when they are filed. The documents filed by Renasant with the SEC may be obtained free of charge at Renasant’s website, at www.renasant.com, by requesting them by mail at Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804, Attention: Corporate Secretary. The documents filed by FBMS with the SEC may be obtained free of charge at FBMS’s website, at www.thefirstbank.com, or by requesting them by mail at The First Bancshares, Inc., 6480 U.S. Highway 98 West, Suite A, Hattiesburg, Mississippi 39402, Attention: Corporate Secretary.

Participants in the Solicitation

Renasant and FBMS and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Renasant or FBMS in respect of the proposed transaction. Information about Renasant’s directors and executive officers is available in Renasant’s proxy statement dated March 13, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by Renasant with the SEC. Information about FBMS’s directors and executive officers is available in FBMS’s proxy statement dated April 10, 2024, for its 2024 Annual Meeting of Shareholders, and other documents filed by FBMS with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Renasant or FBMS as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger of Renasant and FBMS, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, Renasant management’s and FBMS management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy and Renasant and FBMS. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include projections of, or guidance on, the Renasant’s or the combined company’s future financial performance, asset quality, capital levels, expected levels of future expenses, including future credit losses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Renasant’s business or financial results. Renasant and FBMS caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between Renasant and FBMS; the outcome of any legal proceedings that may be instituted against Renasant or FBMS; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the business combination transaction) and shareholder approvals or to satisfy any of the other conditions to the business combination transaction on a timely basis or at all; the possibility that the anticipated benefits of the business combination transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Renasant and FBMS do business; the possibility that the business combination transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the business combination transaction; changes in Renasant’s share price before the closing of the business combination transaction; risks relating to the potential dilutive effect of shares of Renasant common stock to be issued in the business combination transaction; and other factors that may affect future results of Renasant, FBMS and the combined company. Additional factors that could cause results to differ materially from those described above can be found in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2023, FBMS’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents Renasant and FBMS file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Renasant’s or FBMS’s underlying assumptions prove to be incorrect, actual results may differ materially from what Renasant and FBMS anticipate. Renasant and FBMS caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Renasant nor FBMS assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of July 29, 2024 by and between Renasant Corporation and The First Bancshares, Inc.*
10.1	Form of FBMS Voting Agreement
10.2	Form of Renasant Voting Agreement
99.1	Joint press release announcing the execution of the Merger Agreement, dated as of July 29, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRST BANCSHARES, INC.

	By:	/s/ Donna T. (Dee Dee) Lowery
	Name:	Donna T. (Dee Dee) Lowery
	Title:	Chief Financial Officer

Date: July 29, 2024